Exhibit 99.1

Freeline Reports Updated Data from Phase 1/2 B-AMAZE Trial
in Hemophilia B

Updated dose-ranging data demonstrate potential for full normalization of FIX activity

Long-term follow up data show durable FIX activity out to almost 3 years

Completed End of Phase 2 Meeting with the U.S. FDA with expected initiation of pivotal Phase 2b/3 trial planned in H2 2021

Conference call today, 14 December, 8:30 AM ET

LONDON, 14 December 2020 – Freeline Therapeutics Holdings plc (Nasdaq: FRLN) (the “Company” or “Freeline”), a clinical-stage, fully integrated, next generation, systemic, liver directed, AAV-based gene therapy company with the ambition of transforming the lives of patients suffering from inherited systemic debilitating diseases, today reported updated data from its Phase 1/2 B-AMAZE trial evaluating FLT180a, an AAV gene therapy product candidate for patients with severe hemophilia B. Study results show durable Factor IX (“FIX”) activity up to a period of nearly three years, with no bleeds reported requiring FIX supplementation, and support selection of a dose and immune management regimen that has the potential to deliver FIX activity in the normal range.

“The goal of the B-AMAZE study was to evaluate a number of FLT180a doses, along with different prophylactic immune management regimens, in order to determine the optimal combination for our pivotal study to deliver predictable, consistent and durable FIX activity in the normal range. We believe delivering consistent and durable FIX activity in the normal range has the potential to allow patients to live their life free of both the physical and psychological burdens of hemophilia B,” said Julie Krop, M.D., Chief Medical Officer of Freeline. “We are encouraged by our long-term follow up data that show, now out to nearly three years, durable FIX expression in treated patients. In addition to this notable durability, we have selected a dose for our pivotal Phase 2b/3 study that we believe will deliver FIX activity consistently in the normal range, and an immune management regimen that balances the need for the development of immune tolerance with the prevention of transaminitis, in order to preserve expression levels.”

Theresa Heggie, Chief Executive Officer of Freeline, added, “These updated data support the potential for our FLT180a gene therapy product candidate for hemophilia B to provide a functional cure with FIX activity in the normal range. Based on the feedback from our recent meetings with regulatory agencies, we aim to initiate our pivotal Phase 2b/3 study in the second half of 2021. We look forward to continued progress of our FLT180a program as we work towards achieving our mission of providing functional cures for patients with hemophilia B, enabling them to lead unconstrained, active lives, without fear of spontaneous or trauma-related bleeding events.”

B-AMAZE Results and Updates:

•	Six-month post-treatment data is available for all ten patients from the dose-ranging Phase 1/2 trial who were treated with FLT180a in four dose cohorts and have subsequently rolled over into the long-term extension study. All patients had severe or moderate hemophilia B with baseline FIX activity levels of 2% or less prior to gene therapy

•	Safety

o	Treatment with FLT180a did not result in infusion reactions, infusion discontinuations, or allergic reactions. The most common serious adverse event (“SAE”) was transient transaminitis, which manifests as a decrease in expression and is not considered a safety issue

•	Efficacy and durability*

o	No patient required the use of supplemental FIX following treatment with FLT180a, with the exception of the previously disclosed patient from cohort 3 who experienced a significant loss of expression due to transaminitis

o	Cohort 1: 4.5e11 vg/kg (n=2)

▪	Long term follow-up data out to almost three years post treatment demonstrates stable and durable FIX activity

▪	Mean FIX activity at week 26 was 45% and remains stable with mean FIX of 44% at week 133

o	Cohort 2: 1.5e12 vg/kg (n=2)

▪	Mean FIX activity at week 26 was 176%

▪	Results demonstrate durability as well as potency of capsid, with potential for high levels of expression

o	Cohort 3: 7.5e11 vg/kg (n=2)

▪	Mean FIX activity at week 26 and week 52 was 36% and 32% respectively

▪	For the patient who did not experience transaminitis and a decrease in expression, FIX activity at week 26 and week 52 was 64% and 63% respectively

o	Cohort 4: 9.75e11 vg/kg (n=4)

▪	Mean FIX activity at week 26 was 142%

▪	For the three patients who did not experience transaminitis and a decrease in expression before week 26, mean FIX activity at week 26 was 171%

▪	Following the tapering of the prophylactic immune management regimen, including prednisolone and tacrolimus, patients experienced an episode of transaminitis and a decline in FIX activity that required a short course of immunosuppression. Three of the four patients currently have FIX activity in the normal range, and one patient is in the upper end of the mild hemophilia range

o	Data from cohort 3 (7.5e11 vg/kg) and cohort 4 (9.75e11 vg/kg) suggest that the dose to achieve mean FIX activity in the normal range lies between these two doses and Freeline plans to use a dose in this range for the planned Phase 2b/3 trial

•	Immune Management Regimen

o	Since AAV gene therapy is a one-time only treatment, Freeline believes it is beneficial for patients to employ an effective prophylactic immune management regimen that can avert loss of FIX expression resulting from transaminitis, something that has impacted many AAV gene therapy trials to date. To address this, Freeline studied a number of prophylactic and on-demand immune management regimens during the Phase 1/2 study to identify the best combination and duration of agents to preserve long-term FIX expression. Our results indicate that a prophylactic immune management regimen consisting of prednisone, quickly tapered, along with a brief course of tacrolimus, combined with close monitoring for early detection of transaminitis, has the potential to enable early immune tolerance, thereby reducing the risk of transaminitis and preserving long-term FIX expression

In November of this year, Freeline had a successful End of Phase 2 Meeting under the Regenerative Medicine Advanced Therapies (“RMAT”) designation with the U.S. Food and Drug Administration (“FDA”) on its development program for FLT180a in hemophilia B. Based on the FDA’s feedback, the Company believes it has a clear path to initiate a Phase 2b/3, seamless pivotal study in the second half of 2021.The Phase 2b portion of the study is designed to confirm the dose to be used in the Phase 3 study. The Company’s aim, assuming robust data at 26 weeks, is to file for Accelerated Approval with the FDA based on the surrogate endpoint of FIX activity in approximately 20 patients, combined with demonstration of a positive correlation between 26-week FIX activity levels and 52-week Annualized Bleeding Rate (“ABR”) data in a subset of patients. The study will enroll up to an additional 30 patients to evaluate 52-week ABR data to support a post-marketing full approval. Enrollment into ECLIPSE, a 6-month diary based run-in study, continues in order to collect baseline ABR and FIX consumption.

*All FIX activity levels reported are central laboratory values, with a cut-off date of 21 August 2020

Conference Call

The Company will host a conference call today, 14 December 2020, at 8:30 am ET.

The dial-in number for each location is as follows:

•	U.S. - Local: +1 6467413167 Toll Free: +1 8778709135

•	Canada - Toll Free: +1 8669250818

•	U.K. - Local: +44 (0) 8444819752 Toll Free: +44 (0) 8002796619

•	For international participants, the number is +44 (0) 2071 928338

For all callers, please refer to Conference ID 5265213. To access the live webcast and view the accompanying slide presentation, go to the investor relations section on the Company’s website, or click here. The webcast replay will be available on the Freeline website for one month following the completion of the call.

About Freeline

Freeline is a clinical-stage biotechnology company focused on AAV-based gene therapy targeting the liver. Its vision is to create better lives for people suffering from chronic, systemic diseases using the potential of gene therapy as a one-time treatment to provide a potential functional cure. Freeline is headquartered in the U.K. and has operations in Germany and the U.S.

About hemophilia

Hemophilia is a genetic bleeding disorder where a protein made by the body to help make blood clot is either partly or completely missing. This protein is called a clotting factor. In hemophilia A, there is a deficiency of the clotting factor VIII (eight) protein and in hemophilia B, there is a deficiency of the clotting factor IX (nine) protein. Hemophilia mainly affects boys and men; however, women can be ‘carriers’ of the affected gene and may experience symptoms. Hemophilia A is the most common type of hemophilia affecting about one in every 5,000 males, while hemophilia B affects about one in every 30,000 males. Hemophilia is classified as mild, moderate or severe, depending on the level of clotting factor VIII or IX in the blood and is diagnosed through blood tests.

About FLT180a

FLT180a (verbrinacogene setparvovec) is an AAV gene therapy product candidate for patients with severe hemophilia B. The recently completed Phase 1/2 trial, B-AMAZE, for FLT180a has demonstrated the potential for full normalization of FIX activity and a favorable safety profile. Freeline plans to initiate a Phase 2b/3 study in the second half of 2021.

- Ends -

Forward-Looking Statements

This press release contains statements that constitute “forward looking statements” as that term is defined in the United States Private Securities Litigation Reform Act of 1995, including statements that express the Company’s opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results, in contrast with statements that reflect historical facts. Examples include discussion of the Company’s strategies, financing plans, and clinical trial plans. In some cases, you can identify such forward-looking statements by terminology such as “anticipate,” “intend,” “believe,” “estimate,” “plan,” “seek,” “project” or “expect,” “may,” “will,” “would,” “could” or “should,” the negative of these terms or similar expressions. Forward looking statements are based on management’s current beliefs and assumptions and on information currently available to the Company, and you should not place undue reliance on such statements. Forward-looking statements are subject to many risks and uncertainties, including the Company’s recurring losses from operations; the development of the Company’s product candidates, including statements regarding the timing of initiation, completion and the outcome of clinical studies or trials and related preparatory work; the Company’s ability to design and implement successful clinical trials for its product candidates; the potential for a pandemic, epidemic or outbreak of an infectious diseases in the U.S., U.K. or EU, including the COVID-19 pandemic, to disrupt the Company’s clinical trial pipeline; the Company’s failure to demonstrate the safety and efficacy of its product candidates; the fact that results obtained in earlier stage clinical testing may not be indicative of results in future clinical trials; the Company’s ability to enroll patients in clinical trials for its product candidates; the possibility that one or more of the Company’s product candidates may cause serious adverse, undesirable or unacceptable side effects or have other properties that could delay or prevent their regulatory approval or limit their commercial potential; the Company’s ability to obtain and maintain regulatory approval of its product candidates; the Company’s limited manufacturing experience which could result in delays in the development or commercialization of its product candidates; and the Company’s ability to identify or discover additional product candidates, or failure to capitalize on programs or product candidates. Such risks and uncertainties may cause the statements to be inaccurate and readers are cautioned not to place undue reliance on such statements. Many of these risks are outside of the Company’s control and could cause its actual results to differ materially from those it thought would occur. The forward-looking statements included in this press release are made only as of the date hereof. The Company does not undertake, and specifically declines, any obligation to update any such statements or to publicly announce the results of any revisions to any such statements to reflect future events or developments, except as required by law.

For further information, please reference the Company’s reports and documents filed with the U.S. Securities and Exchange Commission. You may get these documents by visiting EDGAR on the SEC website at www.sec.gov.

Further information

United States

LifeSci Advisors

Dan Ferry

+1 (617) 430 7576

daniel@lifesciadvisors.com

Europe

JW Communications

Julia Wilson

+44 (0) 7818 430877

juliawilsonuk@gmail.com